ALR Technologies Announces Co-branded Distribution Partnership with Covetrus for GluCurve Pet CGM, the First Continuous Glucose Monitoring System for Diabetic Pets

(December 01, 2022 -- Singapore) ALR Technologies SG Ltd ("ALRT") (OTCQB: ALRTF), the diabetes management company, today announced it has entered into a co-branded distribution agreement (the "Agreement") with Covetrus, Inc. ("Covetrus"), a global leader in animal-health technology and services, for ALRT's *GluCurve Pet CGM*, a continuous glucose monitoring ("CGM") system for diabetic cats and dogs. The GluCurve Pet CGM is the first and only continuous glucose monitoring system designed for diabetic cats and dogs and sold directly to veterinarians.

"After meeting with many of the largest animal-health companies, Covetrus stood out as the clear choice as our partner to launch the GluCurve Pet CGM," said Sidney Chan, chairman and CEO of ALRT. "Covetrus is uniquely suited for the sale and distribution of the GluCurve Pet CGM because of their industry leading service organization and differential go-to-market strategy that will help drive GluCurve to become the new standard of care for millions of diabetic animals around the world."

According to studies[1,2], 1 in 300 dogs and 1 in 175 cats have diabetes and until now, treating them could be a challenge for pet parents and veterinarians. The GluCurve records blood sugar levels every 3 minutes for up to 14 days, readings are displayed for the pet owner in the GluCurve app for iOS and Android and uploaded to a veterinary patient management web portal. In the web portal, the data are analyzed and organized into time saving graphs and tables, along with additional features such as glucose curve comparisons and overlays, insulin dose calculators, best practice guidelines, and more.

"We welcome the opportunity to bring innovative technologies and devices, such as the GluCurve Pet CGM, to market to help animal health professionals battle a progressive but often manageable disease such as diabetes, in new and innovative ways," said Cesar França, president, Global Proprietary Brands at Covetrus. "Veterinarians and their patients are our first priority and bringing products and technology to our customers that improve access, reduce burden and enhance care are the cornerstones of our mission."

Under the terms of the Agreement, Covetrus will have the exclusive rights to sell ALRT's GluCurve Pet CGM as a co-branded product to veterinary clinics throughout the U.S., Brazil, United Kingdom, the European Union, and various other countries globally. Sales in the U.S. are expected to commence by the end of 2022.

The quantity of available units will ramp up monthly to support a full U.S. launch followed by a global launch as inventories permit.

About ALR Technologies SG Ltd.

ALRT is a data management company that developed the ALRT Diabetes Solution, a comprehensive approach to diabetes care that includes an FDA-cleared and HIPAA compliant diabetes management system that collects data directly from blood glucose meters and continuous glucose monitoring devices, and a patent pending Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes.
In addition, the animal health division of ALRT has developed the GluCurve Pet CGM; a solution to assist veterinarians better determine the efficacy of insulin treatments and to help to identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans.

More information about ALRT can be found at www.alrt.com and https://sg.alrt.com.

About Covetrus
Covetrus is a global animal-health technology and services company dedicated to empowering veterinary practice partners to drive improved health and financial outcomes. We are bringing together products, services, and technology into a single platform that connects our customers to the solutions and insights they need to work best. Our passion for the well-being of animals and those who care for them drives us to advance the world of veterinary medicine. Covetrus is headquartered in Portland, Maine with more than 5,700 employees serving over 100,000 veterinary customers around the globe. For more information about Covetrus, please visit https://covetrus.com/.

Investor Contact
Email Investor Relations: ir@alrt.com
Email Animal Health Inquiries: animalhealth@alrt.com
Phone US: +1 804 554 3500
Phone Singapore: +65 3129 2924

ALR Technologies SG Ltd Forward-Looking Statement
This press release contains certain statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and that involve risks and uncertainties, including statements about our plan, objectives, expectations and intentions. Such statements are subject to numerous risks and uncertainties. Factors that could adversely affect our business and prospects are set forth in our public filings with the Securities and Exchange Commission. Our forward-looking statements are based on current beliefs and expectations of our management team and, except as required by law, we undertake no obligations to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release, whether as a result of new information, future developments or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

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[1]O'Neill, D G et al. "Epidemiology of Diabetes Mellitus among 193,435 Cats Attending Primary-Care Veterinary Practices in England." Journal of veterinary internal medicine vol. 30,4 (2016): 964-72. doi:10.1111/jvim.14365

[2]Yoon, Samuel et al. "Epidemiological study of dogs with diabetes mellitus attending primary care veterinary clinics in Australia." The Veterinary record vol. 187,3 (2020): e22. doi:10.1136/vr.105467